January 8, 2015

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: CLA Strategic Allocation Fund (formerly known asTriCor Strategic Allocation Fund), File Nos. 333-191970 and 811-22901

Dear Mr. Bartz:

On October 29, 2013, CLA Strategic Allocation Fund (formerly known asTriCor Strategic Allocation Fund) (the "Fund"), filed a registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of its shares of beneficial interest.  On May 5, 2014, the Fund filed a pre-effective amendment to the Registration Statement (the “Amendment”). In a telephone call on May 23, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.  Additionally, the Fund has modified certain disclosures related to unregistered investment funds to state “[t]he Fund may invest up to 35% of its total assets in private investment funds, including up to 15% in hedge funds”.

PROSPECTUS

Use of Proceeds

Comment 1. This section states that, “investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund's assets would earn interest income at a modest rate, which may be less than the Fund’s distribution rate.” Because the interest earned during the start-up period may be less than the Fund’s distribution rate, the Fund’s distributions may consist of a return of capital. Please add disclosure to this effect and to the effect that return of capital is a return to shareholders of a portion of their original investment in the Fund and discuss both the short term and long term tax consequences of a return of capital for shareholders.

Response. The Registrant has revised the disclosure as follows:

“The net proceeds of the continuous offering of shares, after payment of the sales load, will be invested in accordance with the Fund's investment objectives and policies (as stated below) promptly after receipt, which the Fund expects will be no more than two weeks from receipt.  There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds.  The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced pursuant to the Expense Limitation.

During the Fund’s start-up phase, p~~P~~ending investment of the net proceeds in accordance with the Fund's investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds.  Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund's assets would earn interest income at a modest rate, which may be less than the Fund’s distribution rate.  As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital.  A return of capital is a return to shareholders of a portion of their original investment in the Fund. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load. Shareholders that receive such a return of capital will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain.”

Comment 2. Please also state disclose why the Board of Trustees believes it is appropriate to make a return of capital distribution from the net proceeds of the offering.

Response.  The Board determined that, because the Fund is designed for investors seeking regular periodic payments because they rely on the distributions for income and cash flow, it was in the best interests of the Fund and its shareholders to make quarterly distributions of 5% even if the distribution could sometimes result in a return of capital if the money earned on the Fund’s portfolio was less than 5% for the quarter.  The Board considered that disclosure of the consequences of a return of capital for shareholders would be included in the registration statement for the Fund and that, if such a return of capital occurred, shareholders would receive adequate notice of it in a Rule 19a-1 compliant notice.

The Fund has authorized Thompson Hine LLP to convey to you that the Fund acknowledges the following:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins, Esq.